UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

INPHI CORPORATION

(Name of Subject Company (Issuer) and Filing Person (Offeror))

0.75% Convertible Senior Notes due 2025

(Title of Class of Securities)

45772F AF4

(CUSIP Number of Class of Securities)

Mitchell L. Gaynor

Marvell Technology, Inc.

1000 N. West Street, Suite 1200

Wilmington, Delaware 19801

(302) 295-4840

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

with copies to:

Stuart Morrissy

Hogan Lovells US LLP

390 Madison Avenue

New York, NY 10017

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
Not applicable*	Not applicable*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A Filing Party:
Form or Registration No:	Schedule TO Date Filed:

☒	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Inphi Coporation

0.75% Convertible Senior Notes due 2025

CUSIP NO. 45772F AF4

May 3, 2021

Dear Holder:

Our records indicate that you are a Holder (as defined in the hereinafter defined Indenture) of 0.75% Convertible Senior Notes due 2025 (the “Notes”) of Inphi Corporation (“Inphi” or the “Company”). Inphi has advised us of the consummation on April 20, 2021 of the previously announced acquisition of Inphi by Marvell Technology Group Ltd. (“Marvell”) pursuant to the Agreement and Plan of Merger and Reorganization (the “Merger Agreement”), dated October 29, 2020, by and among Marvell, Marvell Technology, Inc. (“MTI”), Maui Acquisition Company Ltd, a Bermuda exempted company and a wholly owned subsidiary of MTI (“Bermuda Merger Sub”), Indigo Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of MTI (“Delaware Merger Sub”), and Inphi. Effective as of 4:01 p.m. Eastern Time on April 20, 2021 (such date, the “Merger Effective Date” and such time, the “Bermuda Merger Effective Time”), Bermuda Merger Sub merged with and into Marvell (the “Bermuda Merger”), with Marvell continuing as a wholly owned subsidiary of MTI. Effective as of 4:02 p.m. Eastern Time on the Merger Effective Date (the “Delaware Merger Effective Time”), Delaware Merger Sub merged with and into Inphi (the “Delaware Merger” and, together with the Bermuda Merger, the “Mergers”), with Inphi continuing as a wholly owned subsidiary of MTI. At the Delaware Merger Effective Time, each share of common stock, $0.001 par value per share, of Inphi (each, an “Inphi Share”) issued and outstanding immediately prior to the Delaware Merger Effective Time (other than (i) Inphi Shares held by Inphi, Marvell, MTI, Delaware Merger Sub or any other subsidiary of Marvell or Inphi and (ii) Inphi Shares with respect to which appraisal rights are properly exercised and not withdrawn under Delaware law) was converted into the right to receive 2.323 shares of common stock, $0.002 par value per share, of MTI (each, an “MTI Share”) and $66.00 in cash, without interest, plus cash in lieu of any fractional MTI Shares (the “Merger Consideration”).

In accordance with Section 15.02(c) of the Indenture, dated as of April 24, 2020 (the “Original Indenture”), by and between the Company and U.S. Bank National Association (the “Trustee”), as amended by the First Supplemental Indenture, dated as of April 20, 2021, among the Company, MTI and the Trustee (the “First Supplemental Indenture” and, together with the Original Indenture, the “Indenture”), notice is hereby given that the Delaware Merger constituted a Fundamental Change (as defined in the Indenture). Pursuant to Section 15.02 of the Indenture, Holders of the Notes, therefore, have the right to require all or a portion of their Notes to be repurchased at a purchase price (the “Repurchase Price”) equal to 100% of the aggregate principal amount of their Notes to be repurchased plus interest accrued but unpaid to, but excluding, the Fundamental Change Repurchase Date (as defined below).

As previously announced, under the terms of the Indenture, the Delaware Merger also constitutes a Make-Whole Fundamental Change whereby Holders of the Notes have the right (the “Conversion Right”) to convert their notes in whole or in part (in a principal amount of $1,000 or an integral multiple thereof) into the Merger Consideration during the period from the Delaware Merger Effective Time up to the close of business on June 1, 2021 (the “Make-Whole Convertibility Period”), at an increased conversion rate of 0.5891 shares per $1,000 principal amount of Notes. The Indenture provides that each Note is convertible into cash and MTI Shares that a Holder of one Inphi Share would have received in the Delaware Merger, multiplied by the applicable conversion rate. Accordingly, during the Make-Whole Convertibility Period, each Note is convertible into $567.27 in cash and 19.9662 MTI Shares, with cash paid in lieu of any fractional share.

The offer to repurchase the Notes (the “Repurchase Offer”) will commence on May 4, 2021 and will expire at 12:00 midnight, New York City time, at the end of the day on June 1, 2021 (the “Expiration Date”). Holders may tender their Notes through the transmittal procedures of The Depository Trust Company (“DTC”) on or after the commencement of the Repurchase Offer, but no later than June 1, 2021. Payment of the Repurchase Price for Notes validly tendered and not validly withdrawn shall be made on Wednesday June 2, 2021 (the “Fundamental Change Repurchase Date”).

If Holders do not tender their Notes pursuant to the Repurchase Offer, such Holders will retain the Conversion Right associated with their Notes during the Make-Whole Convertibility Period. If a Holder of the Notes fails to exercise its Conversion Right during the Make-Whole Convertibility Period, such Holder will no longer be entitled to convert its Notes as a result of the Fundamental Change or Make-Whole Fundamental Change, and will need to wait until the occurrence of another event giving rise to the right of such Holder to convert their Notes in accordance with the terms of the Indenture. If Holders validly tender all or part of their Notes pursuant to the Repurchase Offer, they may not surrender such Notes for conversion unless such holder(s) validly withdraw their Notes on or prior to 12:00 midnight, New York City time, on the Expiration Date. If Holders validly tender and do not validly withdraw their Notes prior to the Expiration Date, such Holders will no longer have conversion rights, unless the Company fails to purchase and pay for the Notes tendered pursuant to the Repurchase Offer.

The Trustee is serving as Paying Agent and Conversion Agent in connection with the Repurchase Offer and may be contacted at U.S. Bank National Association, West Side Flats St. Paul, 60 Livingston Avenue, St. Paul, MN 55107, Attention: Bondholder Communications.

This notice is being provided to you pursuant to Section 15.02(c) of the Indenture in connection with the consummation of the Delaware Merger at the Delaware Merger Effective Time (the “Fundamental Change Company Notice”). This notice also will constitute notice under any other section of the Indenture, to the extent notice is required under such section and this notice satisfies such requirements.

Additional Information

Inphi plans to file with the Securities and Exchange Commission (“SEC”) a tender offer statement on Schedule TO in connection with its obligation to offer to repurchase the Notes as a result of the Fundamental Change. The description contained herein is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities. The tender offer statement will contain important information about the Notes, the repurchase offer and related matters. Holders of the Notes are urged to read the tender offer statement (including the offer to purchase, letter of transmittal and related tender offer documents) carefully when it becomes available. The tender offer statement (when it is available) and other documents filed by Inphi or MTI are or will be available free of charge at the SEC’s website (http://www.sec.gov). These documents are or will also be available for free by directing a request when the tender offer statement filing is made to Inphi Corporation, c/o Marvell Semiconductor, Inc., 5488 Marvell Lane, Santa Clara, California 95054, (408) 222-0777, ir@marvell.com, Attention: Investor Relations.

                                 By: U.S. BANK NATIONAL ASSOCIATION

                                         as Trustee under the Indenture on behalf of

                                         Inphi Corporation